
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                       Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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 FORM 5
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[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5
    obligations may
    continue. See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[X] Form 4 Transaction Reported

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Persons
  Giles          David         K.                                                                to Issuer
------------------------------------------    Wasatch Pharmaceutical, Inc. (WASP)                   (Check all applicable)
     (Last)     (First)     (Middle)                                                             _ Director             _ 10% Owner
  714 East 7200 South                                                                            X Officer (give title  _ Other
------------------------------------------                                                                  below)        (specify
             (Street)                                                                                                      below)
  Midvale,          UT         84047                                                                 Chief Financial Officer
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      (City)      (State)      (Zip)       3. IRS Identification 4. Statement for Month/Year  7. Individual or Joint/Group Reporting
                                            Number of Reporting        December 1999              (check applicable line)
                                            Person, if an Entity ---------------------------  X Form Filed by One Reporting Person
                                              (Voluntary)        5. If Amendment, Date of     _ Form Filed by More than One
                                                                    Original (Month/Year)       Reporting Person

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                                                  Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security                        2.Trans-   3.Trans-  4.Securities Acquired (A) 5.Amount of    6.Owner-      7.Nature of
  (Instr.3)                                  action     action    or Disposed of (D)        Securities     ship          Indirect
                                             Date       Code      (Instr. 3, 4 and 5)       Beneficially   Form:         Beneficial
                                             (Month/    (Instr. -------------------------   Owned at       Direct        Ownership
                                             Day/Year)  8)                  A               End of         (D) or        (Instr. 4)
                                                                  Amount    or   Price      Issuer's       Indirect
                                                                            D               Fiscal Year    (I)
                                                                                           (Instr. 3 & 4)  (Instr. 4)
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Common Stock                               03/18/99   S/4       200,000   (D)   Exchange
                                                      Explanation               of Stock
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Common Stock                               03/30/99   S/4       100,000   (D)   Exchange
                                                      Explanation               of Stock
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Common Stock                               04/09/99   G/4        50,000   (D)
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Common Stock                               04/13/99   S/4       200,000   (D)  $1.50
                                                                               per share
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Common Stock                               06/16/99   P/4       330,000   (A)  Exchange                       D
                                                      Explanation              of Stock
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Common Stock                               06/16/99   P/4       120,000   (A)  Exchange                       D
                                                      Explanation              of Stock
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Common Stock                               09/08/99   S/4        50,000   (D)  Exchange
                                                      Explanation              of Stock
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Common Stock                               09/08/99   S/4        15,000   (D)  Exchange
                                                      Explanation              of Stock
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Common Stock                               09/08/99   G/4        35,000   (D)
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Common Stock                               09/08/99   P/4        71,500   (A)  Exchange                       D
                                                      Explanation              of Stock
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Common Stock                               09/21/99   S/4        45,000   (D)  Exchange
                                                      Explanation              of Stock
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Common Stock                               09/23/99   P/4        49,500   (A)  Exchange                       D
                                                      Explanation              of Stock
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Common Stock                               10/06/99   S/4       300,000   (D)  Exchange
                                                      Explanation              of Stock
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Common Stock                               10/19/99   P/4       330,000   (A)  Exchange                       D
                                                      Explanation              of Stock
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Common Stock                               10/06/99   S/4         3,000   (D)  Exchange                       I        Held by Minor
                                                      Explanation              of Stock                                 Child
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Common Stock                               11/08/99   P/4         3,300   (D)  Exchange
                                                      Explanation              of Stock
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Common Stock                               12/01/99   S/4       200,000   (D)  Exchange
                                                      Explanation              of Stock
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Common Stock                               12/31/99   5                                      409,300          D
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Common Stock                               12/31/98   5                                       38,612          I          In the Name
                                                                                                                         0f Minor
                                                                                                                         Children
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* If the Form is filed by more than one reporting person, see instruction 4(b)(v).                                           (Over)


FORM 5 (continued)

                             Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                     (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of     2.Conver-   3.Trans-  4.Trans-  5.Number of   6.Date Exer-     7.Title and  8.Price   9.Number  10.Owner-   11.Nature
  Derivative     sion or     action    action    Derivative    cisable and      Amount of    of        of Deri-   ship of     of In-
  Security       Exercise    Date      Code      Securities    Expiration       Underlying   Deri-     vative     Deriva-     direct
  (Instr. 3)     Price of   (Month/   (Instr.    Acquired      Date (Month/     Securities   vative    Secur-     tive        Bene-
                 Deri-       Day/      8)        (A) or        Day/Year)        (Instr. 3    Secu-     ities      Security:   ficial
                 vative      Year)               Disposed                       and 4)       rity      Benefi-    Direct      Owner-
                 Security                        of (D)      -----------------------------   (Instr.   cially     (D) or      ship
                                                 (Instr.3,   Date    Expir-        Amount or 5)        Owned      Indirect   (Instr.
                                                 4, and 5)   Exer-   ation   Title Number of           at End     (I)         4)
                                                -----------  cisable Date          Shares              of Year    (Instr.4)
                                                 (A)    (D)                                            (Instr.4)
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Options          $.001      03/04/99    P/4     2,000,000    immed.   none   common 2,000,000  services    none       (D)
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Options          $.001      12/31/99    5         500,000    immed.   none   common   500,000  services    none       (D)
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Explanation of Responses:

1. Issued to third-party in exchange for new shares issued by Corporation.
2. Issued to third-party in exchange for new shares issued by Corporation.
3. Shares issued by Corporation in exchange for shares transferred to third-party.
4. Shares issued by Corporation in exchange for shares transferred to third-party.
5. Issued to third-party in exchange for new shares issued by Corporation.
6. Shares issued by Corporation in exchange for shares transferred to third-party.
7. Shares issued by Corporation in exchange for shares transferred to third-party.
8. Shares issued to third-party to repay corporate debt.
9. Shares issued by Corporation in exchange for shares transferred to third-party.
10. Issued to third-party in exchange for new shares to be issued by Corporation.
11. Shares issued by Corporation in exchange for shares transferred to third-party.
12. Issued to third-party in exchange for new shares to be issued by Corporation.
13. Shares issued by Corporation in exchange for shares transferred to third-party.
14. Issued to third-party in exchange for new shares to be issued by Corporation.

** Intentional misstatements or omissions of facts constitute                          /s/ David K. Giles                   04/05/00
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              --------------------------------    --------
                                                                                       ** Signature of Reporting Person      Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.